UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐     Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Nexters Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

55, Griva Digeni
3101, Limassol
Cyprus

Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nexters Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 20-F”). The 2022 20-F could not be filed within the prescribed time without unreasonable effort or expense. As disclosed on its Form 6-K filed on January 17, 2023, in light of geopolitical developments driven by the Russian military action in Ukraine, the Company dismissed its previous independent registered public accounting firm, JSC “Kept” (formerly JSC “KPMG”), Moscow, Russia, and engaged KPMG Certified Auditors S.A., Athens, Greece (“KPMG”), as the Company’s new independent registered public accounting firm, in each case effective as of January 11, 2023. Furthermore, in the interest of eliminating – to the maximum extent possible within the Company’s control – its exposure to country risks related to Russia, during the 2022 financial year, the Company disposed of its subsidiaries in Russia. As a result of the Company’s transition to a new independent registered public accounting firm as well as the accounting of disposition of the Russian subsidiaries, the Company requires additional time to compile and finalize its 2022 20-F. The Company is working diligently to complete and file its 2022 20-F as soon as practicable.

Forward Looking Statements

Certain statements contained herein may constitute “forward-looking statements” for purposes of the federal securities laws. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained herein are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. These forward-looking statements include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the 2022 20-F and the results of the ongoing audit. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. An important factor that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its 2022 20-F within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART IV -- OTHER INFORMATION

(1)            Name and telephone number of person to contact in regard to this notification

Alexander Karavaev	+35722580040
(Name)	(Area Code) (Telephone Number)

(2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nexters Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 1, 2023	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer